Exhibit 99.1

Rezolve Ai Delivers Breakout First-Half Performance: Preliminary H1 2026 Revenue Expected to Reach Approximately $127 Million, Nearly 20x H1 2025

Company reaffirms approximately $360 million full-year revenue guidance as enterprise deployments, Tata Consultancy Services momentum, Microsoft Foundry availability, Zilch partnership and Rezolve’s trusted AI stack reinforce its position in agentic commerce

NEW YORK, July 27, 2026 – Rezolve Ai (NASDAQ: RZLV), a global leader in agentic commerce and AI-powered customer engagement, today announced a historic first-half operating milestone.

Based on preliminary, unaudited management accounts and subject to finalization of the company’s normal half-year close and review procedures, Rezolve Ai expects first-half 2026 revenue to be approximately $127 million.

This compares with reported revenue of $6.32 million in H1 2025, representing nearly 20x year-on-year growth, and already exceeds Rezolve Ai’s total audited full-year 2025 revenue of $46.8 million by more than 2.7x.

Final first-half 2026 results are expected to be released in September 2026.

Rezolve Ai today reaffirmed its full-year 2026 revenue guidance of approximately $360 million, representing approximately 7.5x audited full-year 2025 revenue.

Daniel M. Wagner, Chairman and CEO of Rezolve Ai, said:

“Rezolve Ai has entered a new phase of scale, execution and visibility. To move from $6.32 million of revenue in the first half of 2025 to an expected $127 million in the first half of 2026 is an extraordinary achievement. This represents a step-change in the scale of the company and, we believe, one of the clearest demonstrations yet that enterprise AI commerce is moving from concept to production.

“We are seeing exceptional momentum across the business. Revenue is accelerating, enterprise adoption is expanding, partner-led distribution is beginning to compound and our platform is increasingly being recognized as critical infrastructure for the next era of AI-powered commerce.

“Our recent partnership with Zilch, alongside our progress with Tata Consultancy Services and other global partners, shows how Rezolve Ai is moving beyond traditional retail search into the broader infrastructure layer connecting consumers, merchants, financial platforms and AI agents. Our brainpowa™ commerce-tuned models are now available in Microsoft Foundry, reinforcing the credibility and enterprise readiness of our AI technology. And with the introduction of Auditable AI, alongside brainpowa™ and TraceWare™, we believe Rezolve has now completed the foundation for trusted enterprise AI commerce: accuracy, accountability and transparency.

“brainpowa™ addresses the hallucination problem. TraceWare™ provides auditable tracking of autonomous AI agent activity. Auditable AI enables AI-generated recommendations to be explained, verified and understood. Together, they give enterprises the confidence to move beyond AI experimentation and deploy agentic commerce systems that can act, transact and be held accountable.

“We believe Rezolve Ai is now positioned at the center of one of the most important technology shifts in commerce: the move from search and static digital journeys to AI agents that can understand intent, guide customers, execute transactions and operate safely at scale.”

Reaffirmed Full-Year 2026 Revenue Guidance

Rezolve Ai reaffirmed its full-year 2026 revenue guidance of approximately $360 million.

The company believes its preliminary first-half performance provides strong support for this guidance. Management expects revenue in the second half of 2026 to be materially larger than in the first half, supported by continued enterprise deployment, partner-led pipeline conversion, integration synergies and the seasonal acceleration traditionally seen in retail and commerce.

In 2025, Rezolve Ai’s revenue increased from $6.32 million in H1 to approximately $40 million in H2, illustrating the impact of second-half retail seasonality, including higher consumer engagement, higher transaction volumes and elevated API usage during the holiday trading period.

In 2026, the company enters the second half from a substantially larger base with a broader enterprise customer footprint, a deeper partner ecosystem and a more mature deployment pipeline.

Mr. Wagner continued:

“We are reaffirming our full-year guidance with confidence because the drivers behind the business are visible and compounding. The second half is structurally important in retail and commerce and this year we enter that period with a vastly larger customer base, substantially greater platform deployment and accelerating partner momentum.”

Operational and Technology Momentum

Rezolve Ai believes its preliminary H1 2026 performance reflects several growth drivers now compounding across the business: a global enterprise customer base of more than 1,000 customers; contracted enterprise relationships moving from onboarding into live production; increasing partner-led distribution through major global technology and consulting partners; and expanding cross-sell potential across the Brain Suite, including Brain Commerce, Brain Checkout, brainpowa™ and TraceWare™.

The company’s recent partnership with Zilch, one of the UK’s highest-profile fintech platforms serving nearly 6 million customers, further demonstrates Rezolve Ai’s expansion beyond traditional retail into payments-led commerce environments where customer engagement, merchant offers and transaction decisions increasingly converge.

Rezolve Ai also believes the next phase of enterprise AI adoption will be defined not only by intelligence but by trust. With brainpowa™, TraceWare™ and Auditable AI, Rezolve believes it has addressed three of the most important barriers to large-scale enterprise AI adoption in commerce: accuracy, accountability and transparency.

brainpowa™ is designed specifically for commerce with a focus on reducing hallucinations, improving relevance and enabling AI interactions that can support real-world customer engagement and transaction flows. TraceWare™ provides auditable tracking of autonomous AI agent activity, allowing enterprises to monitor and inspect what an AI agent did, why it acted and how it interacted with systems, data and customers. Auditable AI is designed to enable AI-generated product recommendations to be explained, verified and understood in clear, human-readable language, grounded in customer preferences, product attributes, purchase history and business rules.

Independently reviewed research conducted by Rezolve Ai Labs demonstrated a 3.7x improvement in transparency compared with conventional large language model architectures with the underlying research accepted for presentation at the International Conference on Social Robotics 2026 in London.

The availability of Rezolve Ai’s brainpowa™ commerce-tuned models in Microsoft Foundry further reinforces the enterprise readiness of Rezolve Ai’s AI technology and gives large organizations a more direct path to building and deploying AI-powered commerce copilots within the Microsoft Azure ecosystem.

Market Context

With preliminary H1 2026 revenue expected to reach approximately $127 million, full-year revenue guidance of approximately $360 million reaffirmed and a target to exit 2026 with at least $500 million of annual recurring revenue, management believes Rezolve Ai is demonstrating the scale, growth and visibility required of a production AI commerce infrastructure company.

Media Contact

Rezolve Ai
Urmee Khan
Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

About Rezolve Ai

Rezolve Ai is a global leader in AI-powered commerce technology. Its Brain Suite platform helps retailers, brands and financial institutions transform how consumers search, engage and transact across digital channels.

Rezolve Ai’s proprietary brainpowa™ models are purpose-built for commerce, while TraceWare™ is designed to provide transparency and accountability across agentic AI workflows. Together, Rezolve Ai’s technology enables enterprises to deploy AI that can engage customers, understand intent, support transactions and operate safely at scale.

Headquartered in London with operations across North America, Europe and Asia, Rezolve Ai partners with leading global enterprises to power the future of commerce through AI that sells.

Learn more at www.rezolve.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. Words such as “expect,” “estimate,” “project,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “guidance” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, statements regarding Rezolve Ai’s preliminary unaudited H1 2026 revenue, the timing of its final first-half 2026 results, full-year 2026 revenue guidance, expected second-half performance, anticipated retail seasonality, expected annual recurring revenue, enterprise adoption, partner-led distribution, technology development, product capabilities, customer engagement, commercial pipeline, integration synergies and future growth.

The preliminary revenue information in this press release is based on management accounts and remains subject to finalization of the company’s normal half-year close and review procedures. Actual results may differ from the preliminary figures presented in this release.

Such statements involve significant risks and uncertainties. Readers should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve Ai’s 2025 Annual Report on Form 20-F and its subsequent filings with the SEC.

Rezolve Ai cautions that undue reliance should not be placed upon any forward-looking statements, which speak only as of the date made. Except as required by applicable law, Rezolve Ai does not plan to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or otherwise.

Use of Non-GAAP Financial Measures

The company uses certain non-GAAP financial measures, including annual recurring revenue, or ARR, as it believes these measures provide meaningful information regarding operating performance. These non-GAAP measures should be evaluated in addition to, and not as a substitute for, financial results presented in accordance with U.S. GAAP.

ARR is a non-GAAP operating metric that represents the annualized value of recurring subscription and contract revenue under customer agreements in effect at the measurement date. ARR is not a forecast of future revenue and should be viewed independently of GAAP revenue.

ARR does not have a standardized meaning and is not necessarily comparable to similarly titled measures presented by other companies. Further details can be found in Rezolve Ai’s most recent Annual Report on Form 20-F filed with the SEC.